Act 33
Section
Rule 902
Public Availability 7-3-02

July 3, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: SWX Swiss Exchange

Based on the facts presented, the Division will not object if the reference to the Zurich Stock Exchange in Rule 902 (b) under the Securities Act of 1933 is deemed to be a reference to the SWX Swiss Exchange. This position is based on the representations made to the Division in your letter, and any different facts might require a different conclusion.

Sincerely,

Felicia H. Kung

Felicia H. Kung
Senior International Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2002

Mr. Heinrich Henckel
Ms. Jacqueline Morard
SWX Swiss Exchange
Seinaustrasse 30
Postfach
CH-8021 Zurich
Switzerland

Re: SWX Swiss Exchange

Dear Mr. Henckel and Ms. Morard:

In regard to your letter of June 25, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SWX SWISS EXCHANGE

Per Fax and Mail
Paul Dudek, Esq. Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

Zurich, 25 June 2002
Our reference: SWX-ZUL-COR-20020109/E

SWX Swiss Exchange

Dear Mr. Dudek

We respectfully request your confirmation that the Securities and Exchange Commission (the "SEC") will not object if references to the "Zurich Stock Exchange" contained in certain provisions of the Securities Act of 1933, as amended (the "1933 Act"), henceforth be deemed to be references to the SWX Swiss Exchange.

The background and details of this request are set out below.

Background

The SWX Swiss Exchange ("SWX") was founded in 1993 as an association under the laws of Switzerland. The association operates and controls the Zurich Stock Exchange, a designated offshore securities market as defined by Rule 902(b) of Regulation S, promulgated under the 1933 Act.

On 18 December, 2001, SWX announced its intention to convert from association form into a joint-stock company under Swiss law (*Aktiengesellschaft*). This conversion into joint-stock company form was proposed for a vote at the 2002 general assembly of association members.

Based on the successful conclusion of this vote, the shares of the resulting joint-stock company were issued to an association newly formed for this purpose, thus making the latter the sole shareholder of SWX Swiss Exchange AG. The association, with only a few exceptions, has the same articles of association as exists for SWX today. Adaptations were necessary only insofar as the securities exchange operations will no longer be part of the association.

In connection with the conversion of SWX to joint-stock company status, the entity referred to "Zurich Stock Exchange" and currently commonly referred to as the SWX Swiss Exchange, henceforth will be referred to exclusively as the SWX Swiss Exchange.

We furthermore confirm and represent that SWX Swiss Exchange ("SWX") and virt-x plc ("virt-x") are legally separate entities, SWX holding a stake of 38.9% of the shares in virt-x (which in itself is a quoted company and regulated as stock exchange in the UK). The trading platforms of both SWX and virt-x are

SWX Swiss Exchange Selnaustrasse 30 Postfach CH-8021 Zürich T +41(0)1 229 21 11 F +41(0)1 229 22 33
T direct +41(0)1 229 29 00 F direct +41(0)1 229 29 35 E-mail: jacqueline.morard.swx.com www.swx.com

SWX SWISS EXCHANGE

based on the same trading software technology developed by SWX. In this context, SWX is acting as IT-provider to virt-x under the contractual framework of a facilities management agreement (IT operations and development). Technically speaking the trading platforms of SWX and virt-x are being run independently in specified IT-environments. Also, SWX and virt-x have different trading rules and regulations for their respective participants and both stock exchanges are solely responsible under the applicable supervisory regulations in Switzerland (with respect to SWX) and in the UK (with respect to virt-x) respectively, to run their markets. Finally, SWX and virt-x have separate supervisory and compliance personnel.

Requests

We have identified a reference to the Zurich Stock Exchange in the definition of "Designated Offshore Securities Market" in Rule 902(b)(1) and (2) of Regulation S promulgated under the 1933 Act. This definition will be affected by the name change to the SWX Swiss Exchange and the conversion to joint-stock company status. We submit that it would be appropriate at this time to deem the reference to the Zurich Stock Exchange in these provisions as being references to the SWX Swiss Exchange.

We therefore respectfully request your confirmation that the SEC will not object if issuers, security holders, dealers and others act in accordance with the assumption that all references to the Zurich Stock Exchange in the referenced provisions of Regulation S of the 1933 Act are deemed to be references to the SWX Swiss Exchange.

If you have any questions with respect to the conversion to joint-stock company status or the request contained in this letter, or require any further information or documentation in this respect, please contact the undersigned.

Yours truly,

SWX Swiss Exchange

Heinrich Henckel
Chief Executive Officer

Jacqueline Morard
Senior Vice President